Exhibit 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Company Contact:
Cary Grossman
Chief Financial Officer
713-827-2104
cgrossman@gentium.it

Investor Relations Contacts:
U.S.
Lippert/Heilshorn & Assoc.
Kim Sutton Golodetz
Kgolodetz@lhai.com
Anne Marie Fields
afields@lhai.com
212-838-3777
Italy:
Burson-Marsteller
Luca Ricci Maccarini
luca_maccarini@it.bm.com
+39 02.721431

GENTIUM STRENGTHENS U.S. PRESENCE AND ADDS PERSONNEL

Villa Guardia (Como), Italy (May 25, 2006) - Gentium S.p.A. (NASDAQ NMS: GENT) (the Company) today announced that effective June 1, 2006, Cary Grossman, the Company’s current Chief Financial Officer, will become Chief Operating Officer and Gary Gemignani will join the Company as the Chief Financial Officer. Mr. Gemignani will be based in a newly established office in New York City. Mr. Grossman will continue to be involved with Mr. Gemignani in the Company’s corporate finance and investor relations activities but will assume a more active role in day-to-day business management.

Mr. Gemignani began his career in public accounting, joining Arthur Andersen in 1986, where he was employed for approximately seven years. His subsequent experience includes approximately six years in the pharmaceutical industry with Wyeth (formerly American Home Products) and Novartis and approximately six years with Prudential Financial, Inc in various senior finance, financial reporting, and accounting roles.

Commenting on the announcement, Laura Ferro, M.D., President and Chief Executive Officer of Gentium, said, "We are pleased to be increasing our U.S. presence and to have someone of Gary’s caliber and experience join the management team of Gentium. Cary Grossman has played a critical role in the development of Gentium since 2004 and his new role allows him to become more involved in guiding our growth and development in other areas. As our clinical development and business activities increase, we believe that adding more executives in the U.S. will greatly add to our ability to meet the development time goals we have established and to generally add depth to our management team. We expect additional hires in the U.S. in the near future.”

About Gentium
Gentium S.p.A. is a biopharmaceutical company located in Villa Guardia (Como), Italy that is focused on the research, discovery and development of drugs derived from DNA extracted from natural sources, and drugs that are synthetic derivatives, to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments. Defibrotide, the Company’s lead product candidate in the U.S., is an investigational drug that has been granted Orphan Drug status by the U.S. FDA to treat Severe VOD and Fast Track designation for the treatment of Severe VOD in recipients of stem cell transplants.

Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Prospectus filed with the Securities and Exchange Commission under Rule 424(b)(5) under the caption “Risk Factors.”